CAN-CAL RESOURCES LTD.
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      8221 CRETAN BLUE LANE      *      LAS VEGAS, NEVADA       *      89128




August 19, 2002


Securities and Exchange Commission
Division of Corporation Finance
450 5th Street NW
Washington, DC 20549

RE:  CAN-CAL RESOURCES LTD.
     WITHDRAWAL OF POST-EFFECTIVE AMENDMENT
     SEC FILE NO.  333-72252

Ladies and Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, Can-Cal Resources Ltd. (the "Company") hereby requests that the Securities and Exchange Commission issue an order of withdrawal of its post-effective amendment to its registration statement (SEC File No. 333-72252, filed August 15, 2002, Accession No. 0001028269-02-000127). The Company has been advised by the Commission that the filing was made under an incorrect Form Type.

If you have any questions regarding this application, please contact the undersigned.

Sincerely,

Can-Cal Resources Ltd.

By:   /s/  Ronald D. Sloan
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    Ronald D. Sloan,
    Chief Executive Officer and Director







 PH0NE: (702) 243-1849   *   FAX: (702)243-1869   *   E-Mail:  mining@gte.net


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